Mail Stop 4561

June 22, 2007

Lloyd J. Weber
Chairman and Chief Executive Officer
Semoran Financial Corporation
237 Fernwood Boulevard, Suite 109
Fern Park, Florida 32730

RE: Semoran Financial Corporation
    Form SB-2, amendment number 2
    Filed on June 1, 2007
    File Number 333-140768

Dear Mr. Weber:

    We have reviewed the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please note that page number references are for your marked, courtesy copy of the amendment.

Disclosure Relating To Warrants - General

1. Please consider simplifying the warrant disclosure after footnote (1) on the cover and elsewhere in the forepart. Consider stating that in addition to receiving shareholder warrants the directors will receive one more warrant for each share they purchase. Also indicate that they will receive additional warrants related to the formation of the company and give the total number of these warrants they are expected to receive. Provide a page reference to the body of the text where you discuss the warrants in detail.

2. In the summary section please clarify that in addition to warrants relating to the formation of the company, it is anticipated that officers and directors will also receive warrants relating to compensation. Quantify the total number of these warrants. Also, where appropriate, give the grand total of warrants currently expected to be issued to officers and directors. Provide appropriate reference to detailed disclosure in the body of the text.

3. We note the number of different types of warrants to be issued and the relative complexity as to how the number issued is determined. In the body of the text, please provide detailed disclosure under separate subheading to describe all of the various warrants, how the number issued will be calculated, and both the number of each type expected to be issued and that might be issued on a maximum basis. Please also provide a tabular presentation of this information which reaches a grand total - representing all of the warrants currently expected to be issued and all that might be issued on a maximum basis.

4. The above referenced disclosure should include the warrants described in note (3) on page F-17, including that they were received along with the preferred stock for $810,000 in advances from the organizers. In this regard, it appears that you use the name "organizer warrants" for both a group of warrants exercisable for common stock and a group exercisable for preferred. Please consider revising the name of one of these warrants or changing their form of address in order to make the text easier to understand. Also, please use the more complete name "Series A Preferred Stock" when you reference those securities.

5. Where appropriate, please disclose the business reasons for issuing organizer v. director warrants.

Prospectus Cover

6. Please revise the first paragraph of the prospectus to state, as noted in your response letter, that the company expects to open the bank in the fourth quarter of 2007. Applicable changes should also be made throughout the filing.

7. Please revise the filing to use a consistent number for the expected purchase by affiliates. We note that throughout the filing you typically base your example values on a figure of 281,500, yet you use a figure of 301,500 on the cover. We believe that this figure should be the same as that used to calculate the number of officer and director warrants, commented upon above.

Summary, page 1

8. We suggest that in the summary, in a simple clear explanation, you explain or display what securities and how many are outstanding before the offering and what securities and how many will be outstanding after the offering.

9. Where appropriate, and taking into account our related comments requesting changes in the summary, please ensure that there is a summary explanation as to how the companies pre-opening expenses were met. Note our related comment number 15.

Common Stock to be Outstanding…, page 5

10. We note from later in the text that the preferred stock converts automatically into common. Please revise Item (3) to reflect this situation.

Use of Proceeds, page 6

11. Disclose how the Bank will use the proceeds.

Ownership by Management, page 7

12. We don't understand the why you have excluded the shares referenced in footnote (1) and you rely upon yet another explanation of how these various values are derived. Please consider simplifying this section to rely upon the expected grand total of warrants previously referenced, as well as any shares of common stock expected to be purchased directly in this offering. Please also use the resulting number and percentage of shares in the related risk factor.

13. Consider moving the discussion of Florida law to a more appropriate location.

Use of Proceeds By Semoran, page 20

14. Please delete note 1 to the tabular presentation since additional proceeds were not obtained from the private placement.

Managements Discussion and Analysis of Financial Condition and Plan of Operations

Liquidity and Interest Rate Sensitivity

Organizational Period, page 25

15. We note your disclosure that since October 11, 2005 the company's pre-opening expenses have been funded through preferred stock purchases from the organizers and draws from a line of credit. Please explain how this statement is true and revise to more accurately reflect the events that have occurred (e.g. funds used were from organizer advances and subsequently exchanged for preferred stock, in April 2007 the company obtained a line of credit of up to $750,000, etc). Revise here and elsewhere throughout the document as necessary (e.g. Benefits of the Offering to Organizers and Management on page 4, etc.).

Management, page 38

16. Please reconcile the deletion of Aubrey H. Wright from the table on page 38 with the information about him on page 41.

Preferred Stock, page 49

17. Please disclose the terms of the preferred stock. For example, note the amount of the dividend, liquidation value etc.

18. We note, in part, that the currently outstanding preferred stock was issued subsequent to the filing of this registration statement. It also appears that the preferred stock is an integral component of the overall formation and capitalization of the bank, together with this offering of common stock. Please provide us with your analysis as to why the preferred stock offering does not have to be integrated with this offering of common stock.

Additional Information, page 60

19. Revise the prospectus so that you can delete the qualification in the first paragraph.

Financial Statements for the year ended December 31, 2006

Notes to Financial Statements

Note 9 – Subsequent Events, page F-11

20.   We noted your disclosure that on May 29, 2007, the company issued 81,000 shares of Series A Preferred Stock and warrants to purchase 121,500 shares of Series A Preferred Stock to the organizers of which 81,000 are "organizer warrants." Please expand the disclosure (here and in your interim financial statements in Note 3 on page F-16) to state, if true, that the remaining 40,500 warrants represent shareholder warrants to purchase preferred stock.

Interim Financial Statements for the period ended March 31, 2007

General

21.   Please revise your statements of operations and cash flows to include the corresponding period in the prior fiscal year (i.e. March 31, 2006).

22.   Considering the material equity transactions that occurred, please revise to include a statement of stockholders equity for the interim period.

Balance Sheets, page F-13

23.   Considering your Series A Preferred Stock has no par value, tell us why you have classified the $810,000 as additional paid-in capital. Please advise or revise as necessary.

* * * * *

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Chris Harley at 202-551-3695, or to Hugh West, Accounting Branch Chief, at 202-551-3872. If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3419.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: J. Brennan Ryan
        Fax number 404-817-6050